TYG SOLUTIONS CORP.

202 Avenue F.

Brooklyn, New York 11218

December 15, 2014

VIA EDGAR

Division of Corporation Finance

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Attn: Mark P. Shuman

                Re:          TYG Solutions Corp.

                                Registration Statement on Form S-1

                                Filed August 21, 2014

                                File No. 333-198284

Dear Mr. Shuman:

We are in receipt of your comment letter dated September 17, 2014 regarding the above referenced filing.  As requested in your letter, we have provided responses to the questions raised by the staff.   For your convenience, the matters are listed below, followed by the Company’s responses:

General

1.       Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.  Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

RESPONSE:  We respectfully advise the Staff  that there are no written communications, as defined in Rule 405 under the Securities Act, that were presented to potential investors in reliance on Section 5(d) of the Securities Act.  In addition, please be advised that the Company does not have any research reports that are about to be published.

2.       You appear to be a shell company as defined in Rule 405.  As such, you should disclose that you are a shell company on your prospectus cover page and add a risk factor that highlights the consequences of shell company status.  Discuss the prohibition on the use of Form S-8 by shell companies; enhanced reporting requirements imposed on shell companies; and the conditions that must be satisfied before restricted and control securities may be resold in reliance on Rule 144.  Also, describe the potential impact on your ability to attract additional capital through subsequent unregistered offerings.

RESPONSE:  We respectfully advise the Staff that while we are a development stage company, we do not believe that the Company is a shell company as defined in Rule 405. A shell company is defined as a company with no or nominal operations, and either 1) no or nominal assets, 2) assets consisting solely of cash and cash equivalents, or 3) assets consisting of any amount of cash and cash equivalents and nominal other assets.

We do not believe our operations at this stage to be nominal, as we have devoted significant time to pursue our business plan and further our operations. We have entered into an agreement with one client to develop an app for a distribution company and are planning on adding to our client base.

Furthermore, the Company’s officers and directors, any Company promoters, or their affiliates, do not intend for the Company to be used as a vehicle for a private company to become a reporting company. We have no intention to enter into a reverse merger, consolidation or business combination with any entity in an unrelated industry.

Prospectus Summary

Overview, page 5

3.       Please revise to disclose that you are a development stage company.  Also, revise throughout so that references to your app consistently refer to your proposed app and prominently state that there can be no assurances that your efforts to develop the proposed app will succeed, or that you will be able to successfully market the proposed app, if developed.  When referring to the undeveloped product avoid the use of language that implies that the product is developed or that the development of the product is assured.

RESPONSE:  On page 5, we have respectfully revised our Form S-1 to disclose that the Company is a development stage.  Furthermore, we have revised the Form S-1 in all applicable areas to disclose that the app is in the development stage, and that there can be no assurances that the efforts to develop the app will succeed.

4.       With respect to the application you seek to develop for a distribution company, please tell us whether you are performing this service pursuant to an agreement as you state on page 19 and, if so, briefly describe the material terms of the agreement in this section.  Please provide a materially complete discussion of the terms of the agreement in the Description of Business section.

RESPONSE:  On page 5, we have revised the disclosure to more accurately describe the Application Development Agreement and to state that such agreement has been executed but the service has not been completed.

Risk Factors

Our Future Success is Dependent, in Part on the Performance and Continued…, page 8

5.       Please modify the caption and text of the referenced risk factor to disclose that the executives you depend upon devote limited portions of their working time to the company and have other business interests and discuss the resulting risks in the related text.  State the minimum portion of the working time that will be provided to the registrant by each executive.  In your response letter, provide your analysis of whether the executives are subject to any material conflicts of interest as a result of their concurrent positions with other businesses and the company.  Please ensure that you address the doctrine of corporate opportunities as well as the effect of concurrent service on the rights to technology that are or may be developed.

RESPONSE:  We have respectfully revised our disclosure to include that the executives at the Company devote limited portions of their working time to the company and that they have other business interests.  However, we do not believe that these interests have significant risk factors as the executives of the Company will adjust their outside interest’s schedules accordingly to meet the demands of the Company.  We will also respectfully submit that this disclosure can also be found under “Description of Business” (page 19) whereby we disclose that the executives devote approximately 20 hours per week to the business.  Such disclosure can also be found under “Description of Business”, page 19.

The minimum amount of time that will be provided by each executive to the Company will be 20 hours per week.

The executives’ outside business activities as described under “Directors, Executive Officers, Promoters and Control Persons” (page 25) indicates employment interests outside the scope of the Company’s business, therefore no conflict of interests are present.

We have revised our disclosure to include language regarding the “doctrine of corporate opportunity”, indicating that the directors will not take for themselves any business opportunity that could benefit the Company, subject to the opportunity being disclosed to the Company, and the Company’s denial to undertake such opportunity.

Our Common Shares will not be Registered under the Exchange Act..., page 10

6.       This risk factor appears to address two different risks.  You describe the risk associated with the common stock not being registered under the Exchange Act and the risk that the company’s Section 15(d) reporting obligations may be suspended in one paragraph under a single caption.  Please revise to separately caption and concisely describe each risk factor.

RESPONSE:  We respectfully inform the Staff that we have revised this Section to reflect that these are two separate risk factors.

7.       We note that you focus on the reporting aspects of Section 16(a) and do not discuss the short swing profit recovery provisions of Section 16(b) or short sale prohibition in Section 16(c).  We also note that you do not discuss the inapplicability of Regulation13D-G beneficial ownership reporting and the limited application of the tender offer regulations.  Please expand your disclosure to explain the additional impact on investors of not registering your common stock under the Exchange Act.

RESPONSE:  We respectfully submit to the Staff that we have amended our disclosure to discuss the short swing recovery provisions of Section 16(b) and the short sale provisions in Section 16(c).  In addition, we have further amended our disclosure to discuss the inapplicability of Regulation 13D-G beneficial ownership reporting and the limited application of the tender offer regulations.

Description of Business

Marketing and Sales, page 19

8.       Please revise to describe the channels you will use to market your services to potential customers.

RESPONSE:  On page 19, we have revised our Marketing and Sales discussion to include a discussion of our marketing and sales plan to potential customers.

Management’s  Discussion  and  Analysis  of  Financial  Condition  and  Results of  Operations

Our business plan within 12 months is outlined below, page 24

9.       Please describe the steps you plan to take to grow your networking and contact database. Summarize the activities you plan over the next year and explain how you would expect to scale those activities, depending upon your level of success in accessing the capital resources needed to fund your business plan over the next 12 months.  Include a brief discussion of the time frame for implementing these future plans, the steps involved, and any obstacles involved before you can commence the planned operations.

RESPONSE:  On page 24, we have described the steps that we plan to take to grow our networking and contact database. We have also summarized the activities that we plan over the next twelve months.

Liquidity and Capital Resources, page 24

10.    State the dollar amount of additional capital resources you estimate are needed to fund your planned operations for 12 months from the desired effective date.  Also, disclose the minimum number of months that you will be able to conduct your planned operations using currently available capital resources and the current rate at which you use funds in your operations.

RESPONSE:  On page 24, we stated the dollar amount of additional capital resources we estimate are needed to fund our planned operations for 12 months and we also disclosed the minimum number of months that we will be able to conduct our planned operations using currently available capital resources.

Directors, Executive Officers, Promoters and Control Persons, page 25

11.    We note that Article III of your bylaws provides for a chief financial officer and that you have not identified the chief financial officer in this section.  Please revise to identify the chief financial officer.  Refer to Item 401(b) of Regulation S-K.

RESPONSE:  We have revised the disclosure to state that Eliakim Gabay is the Chief Financial Officer (in addition to the Secretary). We have revised this throughout the document.

12.    Please disclose the name(s) of the corporation or other organization by whom Messrs. Barrnatz and Gabay have been employed since 2007 and 2009, respectively.

RESPONSE:  On page 25, we have disclosed the name of the corporation where Messrs Barmatz and Gabay have been employed since 2007 and 2009, respectively.

13.    Please summarize Mr. Barmatz’s experience as a freelance application developer, which you describe as “extensive”.  Concisely discuss the number and types of applications he has developed.  Disclose the nature of Mr. Barnatz’s principal employment from 2005 until he became chain food inspection manager in 2007.

RESPONSE:  On page 25, we have summarized Mr. Barmatz’s experience as a freelance application developer and disclosed the nature of his principal employment.

Executive Compensation, page 26

14.    The summary compensation table should set forth the compensation provided to the named executive officers from your inception on March 25, 2013 through December 31, 2013.  Refer to Item 402(n) of Regulation S-K.  As applicable, supplement the table with textual discussion of any material developments in your executive compensation program from January 1, 2014 to the most recent date practicable.

RESPONSE:  In response to the Staff’s comment, we have respectfully revised the Company’s disclosure by providing the company from inception on March 25, 2013 through December 31, 2013. In addition, we have added disclosure to confirm that there has not been any material changes in our executive compensation program from January1, 2014 through the date of this filing.

Item 15.  Recent Sales of Unregistered Securities

15.    Your disclosure that you sold 2,030,000 shares of common stock in November 2013 in an unregistered offering in reliance upon the exemption provided by Regulation S is inconsistent with your disclosure on page 15 that you sold such shares in an offering pursuant to Regulation D. Please tell us whether you sold such shares pursuant to Regulation D and; if so, please file a Form D.

RESPONSE:  In response to the Staff’s comment, we respectfully submit that the 2,030,000 shares of common stock sold in November 2013 was in reliance upon the exemption provided by Regulation S.  We have made the revision consistent throughout the Registration Statement and removed any reference to any reliance upon Rule 506 of Regulation D.

Item 16.  Exhibits and Financial Statement Schedules, page 29

16.    Please tell us what consideration you gave to filing the application development agreement referred to in comment four.  In the event the agreement is not in writing, please tell us what consideration you gave to filing a written description of the agreement.  Refer to Item 601(b)(10)(ii)(B) of Regulation S-K.

RESPONSE:  We have included the Application Development Agreement between the Company and Koso Technologies LTD as Exhibit 10.1 to this Registration Statement.

Signatures

17.    Please revise the signature page to include signatures from the principal executive officer, principal financial officer, and the controller or principal accounting officer and indicate each capacity in which each person is signing the registration statement.

RESPONSE:  In response to the Staff’s comment, we have respectfully revised the signature to include the signature from Natan Barmatz, our Chief Executive Officer. We have any indicated what capacity each individual was signing the registration statement.

The Company acknowledges that:

	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;



the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and



the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

TYG SOLUTIONS CORP.

By:	/s/ Natan Barmatz
Name: Natan Barmatz
Title: Chief Executive Officer and Chairman of the Board